157 Adelaide Street West, Suite 600
Toronto, ON M5H 4E7
T 647-288-1506   F 647-288-1509

**Pacific Gold
Corp.**

February 22, 2008

Mark A. Wojciechowski
Staff Accountant
Securities and Exchange Commission
Fax: 202-772-9369

**Re: Pacific Gold Corp. Form 10-KSB for the fiscal year ended December 31,2006, File
no. 000-32629**

Dear Mr. Wojciechowski,

Please find below responses to the various staff comments on the above referenced matter.

1.   See below.
2.   Depreciation has been moved above the gross margin line.
3.   Cash flow has been balanced to cash only.

In connection with the Registration Statement, the Company acknowledges that:

(1)   if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)   if the Staff of the Commission, acting pursuant to delegated authority, declares the Registration Statement effective, it does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)   the Company will not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

Rob Landau
CEO, Pacific Gold Corp.